UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Lesaka Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

64107N206 (CUSIP Number)

October 16, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64107N206

1.	Names of Reporting Persons APIS GROWTH 13 LIMITED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Mauritius

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,604,062

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 6,604,062

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8.2% (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.2% (1)

12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on (i) 63,243,350 shares of Common Stock filed on September 11, 2024, as reported in the Form 10-K filed by the Issuer with the SEC on September 11, 2024, as increased by (ii) the 17,279,803 shares of Common Stock issued on October 2, 2024, as reported in the Form 8-K filed by the Issuer with the SEC on October 2, 2024.

CUSIP No. 64107N206

1.	Names of Reporting Persons Mr. Marie Antoine Daniel Richard LUK TONG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Mauritius

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,604,062 (1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 6,604,062 (1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8.2% (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.2% (2)

12.	Type of Reporting Person (See Instructions) OO

(1)	As the Directors of Apis Growth 13 Limited, Mr. Xie Fei PANG WONG LIN and Mr. Marie Antoine Daniel Richard LUK TONG may be deemed to have voting power and dispositive power over the 6,604,062 Shares held by Apis Growth 13 Limited.
(2)	Calculated based on (i) 63,243,350 shares of Common Stock filed on September 11, 2024, as reported in the Form 10-K filed by the Issuer with the SEC on September 11, 2024, as increased by (ii) the 17,279,803 shares of Common Stock issued on October 2, 2024, as reported in the Form 8-K filed by the Issuer with the SEC on October 2, 2024.

CUSIP No. 64107N206

1.	Names of Reporting Persons Mr. Xie Fei PANG WONG LIN

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Mauritius

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,604,062 (1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 6,604,062 (1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8.2% (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.2% (2)

12.	Type of Reporting Person (See Instructions) OO

(1)	As the Directors of Apis Growth 13 Limited, Mr. Xie Fei PANG WONG LIN and Mr. Marie Antoine Daniel Richard LUK TONG may be deemed to have voting power and dispositive power over the 6,604,062 Shares held by Apis Growth 13 Limited.
(2)	Calculated based on (i) 63,243,350 shares of Common Stock filed on September 11, 2024, as reported in the Form 10-K filed by the Issuer with the SEC on September 11, 2024, as increased by (ii) the 17,279,803 shares of Common Stock issued on October 2, 2024, as reported in the Form 8-K filed by the Issuer with the SEC on October 2, 2024.

Item 1.

(a)	Name of Issuer Lesaka Technologies, Inc.
(b)	Address of Issuer’s Principal Executive Offices President Place, 4th Floor, Cnr. Jan Smuts Avenue and Bolton Road Rosebank, Johannesburg 2196, South Africa

Item 2.

	(a)	Name of Person Filing Apis Growth 13 Limited; Mr. Marie Antoine Daniel Richard LUK TONG; Mr. Xie Fei PANG WONG LIN (“Reporting Persons”) (1)
(b)

Address of Principal Business Office or, if none, Residence:
Apis Growth 13 Limited

10th Floor Ebène Heights Building,

34 Ebène Cybercity, Ebène, Mauritius 72201

Mr. Marie Antoine Daniel Richard LUK TONG

10th Floor Ebene Heights Building,

34 Ebene Cybercity Ebene, Mauritius 72201

Mr. Xie Fei PANG WONG LIN

10th Floor Ebene Heights Building,

34 Ebene Cybercity Ebene, Mauritius 72201

	(c)	Citizenship Apis Growth 13 Limited is organized under the laws of Mauritius Mr. Marie Antoine Daniel Richard LUK TONG is a citizen of Mauritius Mr. Xie Fei PANG WONG LIN is a citizen of Mauritius
	(d)	Title of Class of Securities Common Stock, par value $0.001
	(e)	CUSIP Number 64107N206

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

(1)	Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purpose and each expressly disclaims membership in a group.

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
(b)	Percent of class: See the responses to Item 11 on the attached cover pages.
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
	(ii)	Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
	(iii)	Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover page.
	(iv)	Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

Item 5. Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signature page to follow]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 2024

APIS GROWTH 13 LIMITED

By:	/s/ Mr. Xie Fei Pang Wong Lin
Mr. Xie Fei Pang Wong Lin
Director

/s/ Mr. Marie Antoine Daniel Richard LUK TONG
Mr. Marie Antoine Daniel Richard LUK TONG, Individual

/s/ Mr. Xie Fei PANG WONG LIN
Mr. Xie Fei PANG WONG LIN, Individual

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: November 1, 2024

APIS GROWTH 13 LIMITED

By:	/s/ Mr. Xie Fei Pang Wong Lin
Mr. Xie Fei Pang Wong Lin
Director

/s/ Mr. Marie Antoine Daniel Richard LUK TONG
Mr. Marie Antoine Daniel Richard LUK TONG, Individual

/s/ Mr. Xie Fei PANG WONG LIN
Mr. Xie Fei PANG WONG LIN, Individual